

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2017

Via Email
Carmine Catizone
Chief Executive Officer
Gotham Capital Holdings, Inc.
266 Cedar Street
Cedar Grove, NJ 07009

> **Re: Gotham Capital Holdings, Inc.**
> **Amended Preliminary Information Statement on Schedule 14C**
> **Filed May 8, 2017**
> **File No. 000-50773**

Dear Mr. Catizone:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2017 letter.

General

1. We note your response to comment 2. Please include the information required by Item 11(e) and Item 13(a)(1), (3) and (4) of Schedule 14A for Gotham Capital Holdings, Inc. See Item 1 of Schedule 14C and Note A and Item 13(b)(2) of Schedule 14A.

2. Please update the financial information in Annex C for the quarter ended March 31, 2017.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Zachary Walker, Esq.
        J.M. Walker & Associates